

October 5, 2012

Martin H. Richenhagen
Chairman, President and Chief Executive Officer
AGCO Corporation
4205 River Green Parkway
Duluth, GA 30096

  Re: AGCO Corporation
    Form 10-K for the Fiscal Year Ended December 31, 2011
    Filed February 27, 2012
    File No. 1-12930

Dear Mr. Richenhagen:

   We refer you to our comment letter dated September 7, 2012 regarding business contacts with Iran, Syria and Sudan. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

             Sincerely,

             /s/ Cecilia Blye

             Cecilia Blye, Chief
             Office of Global Security Risk

cc: Amanda Ravitz
   Assistant Director
   Division of Corporation Finance